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                                                           Exhibit 3.27

                              ARTICLES OF INCORPORATION
                                          OF
                                    WKXT-TV, INC.


                                          I.

    The name of the corporation is WKXT-TV, Inc.

                                         II.

    The corporation is a corporation for profit and is organized for the following purposes: to acquire, own, lease, rent and operate television and radio broadcasting stations and community cable television systems and other forms of communication services utilizing any and all kinds of transmission facilities; to engage in related activities; to engage in any other lawful activities or businesses which are authorized under the laws of the State of Georgia.

                                         III.

    The corporation shall have authority to issue not more than 1,000 shares of capital stock, all of which shall be designated "Common Stock". The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the corporation upon liquidation or dissolution.

                                         IV.

    The initial registered office of the corporation is 229 Peachtree Street. N.E., Suite 2300, Atlanta, Fulton County, Georgia, and the initial registered agent of the corporation at said address is Neal H. Ray.


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                                          V.

    The name and address of the incorporator is as follows:

              Neal H. Ray
              229 Peachtree Street, N.E.
              Suite 2300
              Atlanta, Georgia 30303

                                         VI.

    The mailing address of the initial principal office of the corporation is 229 Peachtree Street, N.E., Suite 2300, Atlanta, Georgia 30303.

                                         VII.

    No director shall have any personal liability to the corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law;
(c) liabilities of a director imposed by Section 14-2-832 of the Georgia Business Corporation Code; or (d) any transaction from which the director derived an improper personal benefit. Any repeal or modification or the provisions of this article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification. If the Georgia Business Corporation Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the


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corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the Georgia Business Corporation Code as so amended.

                                        VIII.

    IN WITNESS WHEREOF, the undersigned has executed these Articles of
Incorporation on this               day of July, 1996.




                                  Neal H. Ray